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July 22, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ta Tanisha Meadows
Staff Accountant

Re: Capital City Energy Group, Inc.
Item 4.01 Form 8-K
Filed June 30, 2008
File No. 333-140806

Dear Ms. Meadows

We are in receipt of your comment letter dated July 16, 2008 regarding our recent Form 8-K/A filing on July 14, 2008. The information being provided to you herein has been given to us by our clients, Capital City Energy Group, Inc.

For the purpose of answering your questions, we have formatted this letter to coincide with each of your points as they appear in your comment letter.

Item 4.01 Form 8-K/A filed July 14, 2008

1. Please revise the date of the report on the cover page to represent the date of the event reported, which is June 25, 2008

In response to this comment, the Company has made the appropriate change to the Form 8-K/A as evidenced by the amended filing of July 22, 2008.

2. Your disclosure in the first sentence of the second paragraph suggests that your financial statements for the fiscal year ended October 31, 2006, were reviewed, as opposed to audited, by your independent accountants. Please revise your disclosure to clarify as appropriate. See Item 304(1)(a)(ii) of Regulation S-K. Please also file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

In response to this comment, the Company has made the appropriate change to the Form 8-K/A as evidenced by the amended filing of July 22, 2008.

3. We note that GBH has been engaged to report on your financial statements as of and for the year ended December 31, 2008. Please disclose if GBH has also been engaged to audit the transition period from November 1, 2007.

In response to this comment, the Company has made the appropriate change to the Form 8-K/A as evidenced by the amended filing of July 22, 2008.

Please call me if you have any additional comments or questions.

Sincerely,

KELLEY DRYE & WARREN LLP

Timothy R. Lavender

TRL:jjz